SRK Consulting (Canada) Inc. 2206 – 1066 West Hastings Street Vancouver, BC V6E 3X2 T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

To:
Securities Regulatory Authorities
B. C. Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
L’Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

CONSENT of AUTHOR

I, Bruce Murphy, do hereby consent to the public filing of the technical report entitled Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada, (the Technical Report) and effective date of March 31, 2016 by Denison Mines Corporation (Denison).

I also consent to any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Denison, including the press release of Denison dated April 4, 2016 (Press Release) and to the filing of the Technical Report with any securities regulatory authorities.

I certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 8th day of April, 2016.

[“signed”] "Bruce Murphy"
Bruce Murphy, FSAIMM
Principal Consultant

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